                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXHANGE ACT
     OF 1934

For the fiscal year end December 31, 2000

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission file number 0-30066


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     PINNACLE GLOBAL GROUP, INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     PINNACLE GLOBAL GROUP, INC.
     600 TRAVIS, SUITE 2900
     HOUSTON, TX  77002

                             REQUIRED INFORMATION


a. FINANCIAL STATEMENTS. The following financial statements are furnished for the Plan.

     1. Audited Statement of Net Assets Available for Benefits as of December 31, 2000 and 1999.

     2. Audited Statement of changes in Net Assets Available for Benefits for the year ended December 31, 2000.

     3.  Notes to Financial Statements.

     4.  Schedules:

         (a)  Nonexempt Transactions

         (b)  Assets Held for Investment Purposes

b.   EXHIBITS

         None

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                    PINNACLE GLOBAL GROUP, INC. 401(K) PLAN


By: /s/ RICK BERRY                 Date:  JUNE 28, 2001
    --------------------------            ----------------------
        Rick Berry
        Chief Financial Officer

                   PINNACLE GLOBAL GROUP, INC. 401(K) PLAN


                                ----------------




               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                    WITH REPORT OF INDEPENDENT ACCOUNTANTS
                     FOR THE YEAR ENDED DECEMBER 31, 2000

                   PINNACLE GLOBAL GROUP, INC. 401(K) PLAN
                              TABLE OF CONTENTS



                                                                     PAGE(S)
                                                                    --------

Report of Independent Accountants                                      1

Financial Statements:

  Statement of Net Assets Available for
    Benefits as of December 31, 2000 and 1999                          2

  Statement of Changes in Net Assets Available
    for Benefits for the year ended December 31,
    2000                                                               3

  Notes to Financial Statements                                       4-12

Supplemental Schedules*:

  Schedule H, Item 4d - Nonexempt Transactions
    for the year ended December 31, 2000                               13

  Schedule H, Item 4i - Assets Held for
    Investment Purposes as of December 31, 2000                        14



* Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Schedule H, Item 4j - Reportable Transactions for the year ended December 31, 2000 has been omitted because all investment transactions in the Plan were participant directed.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
Pinnacle Global Group, Inc.:


We have audited the accompanying statement of net assets available for benefits of the Pinnacle Global Group, Inc. 401(k) Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pinnacle Global Group, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Item 4d - Nonexempt Transactions for the year ended December 31, 2000, and Schedule H,
Item 4i - Assets Held for Investment Purposes as of December 31, 2000 are presented for purposes of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Houston, Texas
June 25, 2001

                     PINNACLE GLOBAL GROUP, INC. 401(K) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999

                                 --------------


                                                                         2000           1999
                                                                     -----------     ----------
Investments:
  Registered investment companies (mutual funds) at market value:
    Vanguard Federal Money Market Fund                               $   22,592      $     --
    Vanguard Prime Money Market Fund                                     45,148            --
    Invesco Dynamics Fund                                               547,878*           --
    UAM Sirach Special Situations Equity
      Fund                                                              348,505*           --
    AIM Weingarten Fund                                                 180,668            --
    American Century International Growth
      Fund                                                              258,660            --
    Invesco Health Sciences Fund                                        232,425            --
    Kemper Technology Fund                                              271,448            --
    Dodge & Cox Stock Fund                                              289,298            --
    Strong Corporate Bond Fund                                          234,844            --
    Strong Government Securities Fund                                   138,239            --
    Federated Government Obligations Money
      Market Fund                                                     1,843,149*           --
    Fidelity Magellan Fund                                                 --           557,420*
    Fidelity Contrafund                                                    --           410,210*
    Fidelity Growth and Income Fund                                        --           401,611*
    Fidelity Intermediate Bond Fund                                        --            38,180
    Fidelity Value Fund                                                    --            66,487
    Fidelity Overseas Fund                                                 --            70,425
    Fidelity Blue Chip Fund                                                --           859,853*
    Fidelity Asset Manager Fund                                            --           164,158*
    Fidelity Low Priced Stock Fund                                         --            62,881
    Fidelity Retirement Money Market Fund                                  --           331,362*
                                                                     ----------      ----------

      Total mutual funds                                              4,412,854       2,962,587

  Individual trading accounts                                         1,143,883*           --

  Pinnacle Global Group, Inc.-common stock                               75,911            --

  Pinnacle Global Equity Growth Fund-Employee
    Benefit-common trust fund                                         1,267,787*           --

  Participant loans                                                      78,577            --
                                                                     ----------      ----------

        Total investments                                             6,979,012       2,962,587

Contributions receivable from participants                                 --            12,267
                                                                     ----------      ----------

          Net assets available for benefits                          $6,979,012      $2,974,854
                                                                     ==========      ==========

* Represents investment comprising 5% or more of net assets available for benefits.


                     The accompanying notes are an integral
                      part of these financial statements.

                     PINNACLE GLOBAL GROUP, INC. 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                 --------------

Increases in net assets attributable to:
  Investment income:
    Dividends                                               $  134,894
    Interest                                                     3,458
  Contributions:
    Participants                                               756,885
    Participant rollover contributions                         128,787
    Participant account mergers                              5,124,739
                                                            ----------

      Total additions                                        6,148,763
                                                            ----------

Deductions from assets attributable to:
  Benefits and withdrawals 1,104,869
  Unrealized depreciation in fair value of:
    Mutual funds                                               805,827
    Common trust                                               193,506
    Common stocks                                               16,292
  Administrative expenses                                       24,111
                                                            ----------

      Total deductions                                       2,144,605
                                                            ----------

Net increase                                                 4,004,158

Net assets available for benefits at
  December 31, 1999                                          2,974,854
                                                            ----------

Net assets available for benefits at
  December 31, 2000                                         $6,979,012
                                                            ==========

                     The accompanying notes are an integral
                       part of these financial statements.

                     PINNACLE GLOBAL GROUP, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN

     The following description of the Pinnacle Global Group, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan was originally adopted March 1, 1993 as the Tanknology Environmental, Inc. 401(k) Plan. The name of the Plan was subsequently changed and on May 1, 2000, the Plan was amended and restated based upon the adoption of the Plan Data, Inc. Regional Prototype Profit Sharing Plan and Trust with Employee Contributions. The primary change in the Plan's provisions resulting from the amendment and restatement were provisions to allow employee contributions to be used for the purchase of Company common stock and deposited in individual trading accounts. The Plan is a defined contribution, deferred compensation and 401(k) plan under Section 401(k) of the Internal Revenue Code (the "Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective June 27, 2000 the Sanders Morris Mundy, Inc. Age-Related Profit Sharing Plan and the Sanders Morris Mundy, Inc. 401(k) Plan were merged into the Plan.

     ELIGIBILITY AND CONTRIBUTION

     Employees are eligible to participate in the Plan on the Plan entry date immediately upon employment and attainment of 21 years of age. Plan entry date is on the first day of the month coincident with or immediately following employment and meeting the eligibility requirements. Participants may make an elective contribution on a tax-deferred basis of up to 25 percent of total compensation, subject to certain limitations provided for in the Code. The Company may, at its discretion, elect to contribute on behalf of each participant; however, no employer contributions were made during 2000.

     ALLOCATION OF EMPLOYER CONTRIBUTIONS

     For non-matching discretionary employer contributions, if any, each participant's account is credited with an allocation of employer contributions based on the ratio that the participant's compensation for the plan year bears to total compensation for all qualifying participants during the plan year.



                                    Continued
                                       -4-

                     PINNACLE GLOBAL GROUP, INC. 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                  ------------


1.   DESCRIPTION OF PLAN, CONTINUED

     PARTICIPANT LOANS

     A participant may borrow from the Plan in any amount greater than $1,000 but less than the lesser of $50,000 or fifty percent of the participant's vested account balance. Loans are secured by the participant's vested balance in his account. Repayments are made at least quarterly, and the term cannot exceed five years, except in the case of a home loan. Participant loans outstanding as of December 31, 2000 totaled $78,577 and bore interest at rates ranging from 9.75% to 10.75% per year.

     INVESTMENT OPTIONS

     As of December 31, 2000 and 1999, participants could direct the investment of their accounts in the following investment options:

     INDIVIDUAL TRADING ACCOUNTS - Allows participants to self direct investments in public debt and equity markets. This option is limited to participants with account balances greater than $1,000 and investment options are subject to investment parameters.

     PINNACLE GLOBAL GROUP, INC. COMMON STOCK - Equity securities of the Company. No more than 25% of a participant's 401(k) contributions may be directed to this option.

     PINNACLE GLOBAL EQUITY GROWTH FUND-EMPLOYEE BENEFIT - Common trust fund with an objective of capital appreciation while providing current income. The trust invests in a diversified portfolio of large capitalization of common and preferred stocks.

     VANGUARD FEDERAL MONEY MARKET FUND - Money market fund that seeks a high level of income and stable share prices through investments in short-term obligations and other money market securities.

     VANGUARD PRIME MONEY MARKET FUND - Money market fund that seeks a high level of income and stable share prices through investment in short-term obligations and other money market securities.

     INVESCO DYNAMICS FUND - Mutual fund with the investment objective of capital appreciation. The fund invests primarily in common stocks of mid-sized U.S. companies with billion dollar market capitalizations.

     UAM SIRACH SPECIAL EQUITY FUND - Mutual fund with the investment objective of long term capital appreciation, consistent with reasonable risk to principal. The fund primarily invests in common stocks of companies with market capitalizations between $100 million and $2 billion.


                                    Continued
                                       -5-

                     PINNACLE GLOBAL GROUP, INC. 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


                                 ---------------


1.   DESCRIPTION OF PLAN, CONTINUED

     AIM WEINGARTEN FUND - Mutual fund with the investment objective of long-term capital appreciation. Current income is not an important criterion of investment selection. The fund invests primarily in common stocks; these issues do not have to be listed on an exchange and may invest in foreign securities.

     AMERICAN CENTURY INTERNATIONAL GROWTH FUND - Mutual fund with the investment objective of capital growth. The fund invests primarily in common stocks of foreign companies that meet certain fundamental and technical standards and have potential for capital appreciation.

     INVESCO HEALTH SCIENCES FUND - Mutual fund with the investment objective of capital growth. The fund invests primarily in equity securities of companies that develop, produce or distribute products or services related to health care.

     KEMPER TECHNOLOGY FUND - Mutual fund with the investment objective of capital growth. The fund invests in securities of companies that benefit from technological advances. It invests primarily in common stocks, but may also hold preferred stocks, bonds, and limited partnerships.

     DODGE & COX STOCK FUND - Mutual fund with the investment objective of long-term growth of principal and income; current income is a secondary consideration. The fund invests in equities with a majority of their assets in common stocks, preferred stocks and convertibles.

     STRONG CORPORATE BOND FUND - Mutual fund with the investment objective of total return by investing for a high level of current income with a moderate degree of share-price fluctuation. The fund normally invests in intermediate maturity bonds issued by U.S. companies. The fund invests primarily in high-quality and medium- quality bonds.

     STRONG GOVERNMENT SECURITIES FUND - Mutual fund with the investment objective of total return by investing for a high level of current income with a moderate degree of share-price fluctuation. The fund invests primarily in higher-quality bonds issued by the U.S. government or its agencies. It may also invest in mortgage-backed and asset-backed securities.

     FEDERATED GOVERNMENT OBLIGATIONS MONEY MARKET FUND - Money market fund that seeks a high level of income and stable share price through investment in short-term obligations and other money market securities.


                                    Continued
                                       -6-

                   PINNACLE GLOBAL GROUP, INC. 401(K) PLAN
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                 -------------


1.   DESCRIPTION OF PLAN, CONTINUED

     FIDELITY MAGELLAN FUND - Mutual fund that seeks capital appreciation primarily through investments in common stocks and convertible securities of U.S. corporations ranging from small growth companies to "Fortune 500" diversified companies.

     FIDELITY CONTRAFUND - Mutual fund that seeks capital appreciation primarily through investments in common stocks and convertible securities that fund management judges to be undervalued.

     FIDELITY GROWTH AND INCOME FUND - Mutual fund that seeks long-term growth, current income and growth of income consistent with reasonable investment risk. The fund invests primarily in dividend- paying common stocks that fund management judges to have growth potential.

     FIDELITY INTERMEDIATE BOND FUND - Mutual fund that seeks current income through investments primarily in domestic and foreign high- quality debt securities. The investments in the fund may include U.S. government obligations, corporate debt, mortgage and asset backed securities of at least BBB rating by Moody's.

     FIDELITY VALUE FUND - Mutual fund that seeks capital appreciation through investments primarily in equity securities issued by companies that fund management believes are undervalued or possess valuable fixed assets.

     FIDELITY OVERSEAS FUND - Mutual fund that seeks long-term capital growth through investments in equity securities of companies with principal business activities outside the United States.

     FIDELITY BLUE CHIP FUND - Mutual fund that seeks long-term capital appreciation through investments primarily in the common stocks of companies with market capitalizations of at least $200 million.

     FIDELITY ASSET MANAGER FUND - Mutual fund that seeks total returns with low risk over the long-term. The fund invests in a mix of common stocks, bonds with maturities of greater than three years and short-term fixed-income instruments.

     FIDELITY LOW PRICED STOCK FUND - Mutual fund that seeks capital appreciation through investments primarily in equity securities that are purchased at $35 per share or less and are considered by fund management to be undervalued.



                                   Continued
                                      -7-

                   PINNACLE GLOBAL GROUP, INC. 401(K) PLAN
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED


                                ----------------


1.   DESCRIPTION OF PLAN, CONTINUED

     FIDELITY RETIREMENT MONEY MARKET FUND - Money market fund that invests in short-term obligations (corporate loans, certificates of deposit, banker's acceptances, commercial paper, and U.S. government obligations).

     VESTING

     Participants are fully vested in their elective contributions. Employer contributions are vested 100 percent upon participants attaining normal retirement age (as defined by the Plan document). Prior to retirement age, a participant's interest in employer contributions made in the participant's behalf vest in accordance with the following schedule:


                                                  PERCENT OF
              YEARS OF                          NONFORFEITABLE
              SERVICE                              INTEREST
           -------------                       ----------------
            Less than 1                                0%
            1                                         20
            2                                         40
            3                                         60
            4                                         80
            5 or more                                100


     For purposes of vesting, a year of service is 1,000 hours worked within a single plan year. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions.

     RETIREMENTS AND TERMINATIONS

     In the case of a participant's retirement, death, permanent disability or termination of employment, the participant or his designated beneficiary may elect to receive the value of the participant account, in accordance with the provisions of the Plan, in a lump-sum distribution, installment payments or a combination thereof.

     PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100 percent vested in their account balances.


                                   Continued
                                      -8-

                     PINNACLE GLOBAL GROUP, INC. 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                 --------------


1.   DESCRIPTION OF PLAN, CONTINUED

     ADMINISTRATION

     The Plan is administered by the Company. Pinnacle Management & Trust Company, a wholly-owned subsidiary of the Company, acts as trustee and oversees the activities of the Plan. Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. The custodian of the Plan's assets is Investmart of Austin, Inc.

     All administrative costs, with the exception of loan set-up and maintenance fees, are paid by the Company. Loan fees are paid by the participant.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The Plan's financial statements have been prepared on the accrual basis of accounting.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     INVESTMENTS

     Investments are carried at fair value based on quoted market prices in an active market.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.





                                   Continued
                                      -9-

                    PINNACLE GLOBAL GROUP, INC. 401(K) PLAN
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                 -------------


3.   INVESTMENTS IN MUTUAL FUNDS

     Investments in registered investment companies ("mutual funds") consisted of the following at December 31, 2000 and 1999:

                                                                   CURRENT
     DECEMBER 31, 2000                                  UNITS       VALUE
    -------------------                              ---------   ----------
     Vanguard Federal Money Market Fund                22,592    $   22,592
     Vanguard Prime Money Market Fund                  45,148        45,148
     Invesco Dynamics Fund                             23,049       547,878
     UAM Sirach Special Situations Equity
       Fund                                            47,416       348,505
     AIM Weingarten Fund                                8,826       180,668
     American Century International Growth
       Fund                                            23,665       258,660
     Invesco Health Sciences Fund                       3,915       232,425
     Kemper Technology Fund                            14,539       271,448
     Dodge & Cox Stock Fund                             2,992       289,298
     Strong Corporate Bond Fund                        22,302       234,844
     Strong Government Securities Fund                 13,054       138,239
     Federated Government Obligations Money
       Market Fund                                  1,843,149     1,843,149
                                                                 ----------

                                                                 $4,412,854
                                                                 ==========


                                                                   CURRENT
     DECEMBER 31, 1999                                  UNITS       VALUE
     -----------------                                 -------   -----------
     Fidelity Magellan Fund                             4,080    $  557,420
     Fidelity Contrafund                                6,835       410,210
     Fidelity Growth and Income Fund                    8,516       401,611
     Fidelity Intermediate Bond Fund                    3,912        38,180
     Fidelity Value Fund                                1,518        66,487
     Fidelity Overseas Fund                             1,467        70,425
     Fidelity Blue Chip Fund                           14,305       859,853
     Fidelity Asset Manager Fund                        8,932       164,158
     Fidelity Low Priced Stock Fund                     2,777        62,881
     Fidelity Retirement Money Market Fund            331,362       331,362
                                                                 ----------

                                                                 $2,962,587
                                                                 ==========


4.   PARTY-IN-INTEREST TRANSACTIONS

     At December 31, 2000 the investment in Pinnacle Global Group, Inc. common stock consisted of 17,861 shares and the investment in Pinnacle Global Equity Growth Fund-Employee Benefit common trust fund consisted of 83,915 units.


                                   Continued
                                     -10-

                     PINNACLE GLOBAL GROUP, INC. 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


                               ------------------


4.   PARTY-IN-INTEREST TRANSACTIONS, CONTINUED

     During the year ended December 31, 2000, the Plan engaged in purchase and sales transactions for shares of the Company's common stock, as follows:

       Fair value at beginning of year                            $     -
       Purchases                                                     171,747
       Sales                                                         (79,544)
       Unrealized depreciation in fair value                         (16,292)
                                                                  ----------

       Fair value at end of year                                  $   75,911
                                                                  ==========


     During the year ended December 31, 2000, the Plan also engaged in purchase and sales transactions for shares of the Pinnacle Global Equity Growth Fund-Employee Benefit, a common trust fund administered by the Company, as follows:

       Fair value at beginning of year                            $     -
       Purchases                                                   2,849,567
       Sales                                                      (1,388,274)
       Unrealized depreciation in fair value                        (193,506)
                                                                  ----------

       Fair value at end of year                                  $1,267,787
                                                                  ==========


     The Plan has not considered Company contributions to the Plan or benefits accrued or paid by the Plan for participants as party-in- interest transactions.


5.   CREDIT RISK

     The Plan provides for investments in mutual funds, common stocks and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.



                                    Continued
                                       11-

                    PINNACLE GLOBAL GROUP, INC. 401(K) PLAN
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED


                                 ---------------


7.   TAX STATUS

     The Company, subsequent to the amendment and restatement of the Plan effective May 1, 2000, requested a determination letter from the Internal Revenue Service (the "IRS"). The determination letter has not yet been received, however, Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the trustees believe that the Plan is qualified and the related trust is tax-exempt as of December 31, 2000 and 1999.

                             SUPPLEMENTAL SCHEDULES

                       PINNACLE GLOBAL GROUP, INC. 401(K) PLAN
                    SCHEDULE H, ITEM 4D - NONEXEMPT TRANSACTIONS FOR THE YEAR
                        ENDED DECEMBER 31, 2000


EIN:  76-0339922
PN:   001


                                    DESCRIPTION OF
                  RELATIONSHIP OF   TRANSACTIONS INCLUDING                                EXPENSES                        NET GAIN
                  PLAN, EMPLOYER,   MATURITY DATE, RATE OF                                INCURRED             CURRENT    OR (LOSS)
 IDENTITY OF         OR OTHER       INTEREST, COLLATERAL,    PURCHASE   SELLING  LEASE      WITH      COST OF  VALUE OF    ON EACH
PARTY INVOLVED    PARTY-IN-INTERST  PAR OR MATURITY VALUE     PRICE      PRICE   RENTAL  TRANSACTION   ASSET     ASSET   TRANSACTION
--------------    ----------------  ----------------------   --------   -------  ------  -----------  -------  --------  -----------
Pinnacle Global
Group, Inc.       Plan Sponsor      Overdue employee con-    $ 71,157*    N/A      N/A       N/A        N/A    $ 71,157      N/A
                                    tributions not timely
                                    remitted to the Plan


* This represents total amount of contributions that have been withheld from employees, but not remitted timely into trust by the plan sponsor.

                     PINNACLE GLOBAL GROUP, INC. 401(K) PLAN
            SCHEDULE H, ITEM 4I - ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000

                               ------------------


EIN:  76-0339922
PN:   001


IDENTITY OF ISSUER, BORROWER,                          DESCRIPTION OF          CURRENT
   LESSOR OR SIMILAR PARTY                               INVESTMENT             VALUE**
-----------------------------                         ----------------       ------------
Investments held in custody of
  registered investment companies:
  Vanguard Federal Money Market Fund                    Mutual fund           $   22,592
  Vanguard Prime Money Market Fund                      Mutual fund               45,148
  Invesco Dynamics Fund                                 Mutual fund              547,878*
  UAM Sirach Special Situations Equity
    Fund                                                Mutual fund              348,505*
  AIM Weingarten Fund                                   Mutual fund              180,668
  American Century International Growth
    Fund                                                Mutual fund              258,660
  Invesco Health Sciences Fund                          Mutual fund              232,425
  Kemper Technology Fund                                Mutual fund              271,448
  Dodge & Cox Stock Fund                                Mutual fund              289,298
  Strong Corporate Bond Fund                            Mutual fund              234,844
  Strong Government Securities Fund                     Mutual fund              138,239
  Federated Government Obligations
    Money Market                                        Mutual fund            1,843,149*
Individual trading accounts                             Participant
                                                        self-directed
                                                        accounts               1,143,883*
Pinnacle Global Group, Inc. common
  stock***                                              Common stock              75,911
Pinnacle Global Equity Growth Fund-
  Employee Benefit***                                   Common trust           1,267,787*
Participant loans (bearing interest at
  rates ranging from 9.75% to 10.75%)                   Loans                     78,577
                                                                              ----------

    Total assets held for investment
      purposes                                                                $6,979,012
                                                                              ==========


* Represents investment comprising at least 5% of net assets available for benefits.

** Cost information is not presented because all investments are participant directed.

*** Represents a party-in-interest.



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